Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Successor	Predecessor
	Period from	Period from
	February 25	January 1
	through	through
	December 31,	February 24,	Year Ended December 31,
	2012	2012	2011	2010	2009	2008
(Loss) income before (provision) benefit from income taxes	$(6,850)	$228,497	$(192,888)	$(135,867)	$(122,861)	$(163,676)
Interest expense:
Interest incurred	30,526	7,145	61,464	62,791	48,782	66,748
Interest capitalized	(21,399)	(4,638)	(36,935)	(39,138)	(12,880)	(42,308)
Amortization of capitalized interest in cost of sales	27,791	1,360	18,082	16,762	17,978	37,907
Portion of rent expense considered to be interest	858	234	1,456	1,472	1,117	1,700
Non-cash impairment charge	—	—	128,314	111,860	45,269	135,311
Gain on reorganization	—	(241,269)	—	—	—	—
Loss (gain) on extinguishment of debt	1,104	—	—	(5,572)	(78,144)	(54,044)
Cash distributions of income from unconsolidated joint ventures	—	—	685	—	—	816
Equity in (income) loss of unconsolidated joint ventures	—	—	(3,605)	(916)	420	3,877

Earnings (loss)	$32,030	$(8,671)	$(23,427)	$11,392	$(100,319)	$(13,669)

Interest incurred	$30,526	$7,145	$61,464	$62,791	$48,782	$66,748
Portion of rent expense considered to be interest	858	234	1,456	1,472	1,117	1,700

Fixed charges	$31,384	$7,379	$62,920	$64,263	$49,899	$68,448
Preferred stock dividends	2,743	—	—	—	—	—

Total fixed charges and preferred stock dividends	$34,127	$7,379	$62,920	$64,263	$49,899	$68,448
Ratio of earnings (loss) to fixed charges	1.02	—	—	—	—	—
Coverage deficiency	$—	$(16,050)	$(86,347)	$(52,871)	$(150,218)	$(82,117)
Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	—	—	—	—	—
Coverage deficiency	$(2,097)	N/A	N/A	N/A	N/A	N/A

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